UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2017
Commission File Number: 001- 37959

trivago N.V.
(Translation of registrant’s name into English)

Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On December 7, 2017, trivago N.V.'s Chief Financial Officer held an analyst meeting via webcast. A copy the presentation for the meeting is furnished as exhibit 99.1 hereto. The webcast is available on the Investor Relations section of trivago N.V.'s corporate website (http://ir.trivago.com).

Exhibit No.	Description

99.1	Presentation for analyst meeting, dated December 7, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

trivago N.V.

Date: December 8, 2017	By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer